September 23, 2010

Via EDGAR
Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 4561
Washington, DC  20549

RE:	Merisel, Inc. (File No. 000-17156)
Form 10-K for the Fiscal Year Ended December 31, 2009

Dear Mr. Krikorian,

Merisel, Inc. (“Merisel” or the “Company”) has  received your letter dated September 9, 2010 regarding the Securities and Exchange Commission’s review of Merisel’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Form 10-K”).  Pursuant to the SEC’s comment as set forth in that letter, the Company will file an amendment to the Form 10-K with revised certifications under 601(b)(31) of Regulation S-K.  The revised certifications will include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31).

Please be advised that the Company’s Controller belatedly received the letter, and, in addition, will be out of the office until Monday, October 4, 2010.  Therefore, the Company requests a 10-day extension of time in which to make its amended filing.  The Company will file the Form 10-K/A no later than Thursday, October 7, 2010.

Merisel acknowledges that it is the Company’s responsibility for the adequacy and accuracy of the disclosure in its filings with the Commission.  Merisel understands that any staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission.  In addition, Merisel will not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

 Please contact the undersigned at (212) 594-4800 with any questions or comments you may have regarding this response letter.  Thank you for your time and cooperation.

Sincerely, Merisel, Inc. By: /s/ Victor L. Cisario Name: Victor L. Cisario Title: Chief Financial Officer